Exhibit 99.1

 Eupraxia Pharmaceuticals Strengthens Senior Management Team

Victoria, B.C. - October 2, 2024 - Eupraxia Pharmaceuticals Inc. (“Eupraxia” or the “Company”) (TSX: EPRX) (NASDAQ: EPRX), a clinical-stage biotechnology company leveraging its proprietary DiffuSphere™ technology to optimize drug delivery for applications with significant unmet need, today announced the recent appointments of Chief Scientific Officer Amanda Malone, as Chief Operating and Scientific Officer, and Rahul Sarugaser, as Executive Vice President of Corporate Development.

“These appointments strengthen and round out our senior leadership team as we continue to advance the DiffuSphere™ technology, co-developed by Dr. Malone, into increasingly later-stage clinical settings,” said Dr. James Helliwell, CEO of Eupraxia. “Dr. Sarugaser’s scientific background combined with his healthcare and capital markets experience and relationships, make him an ideal addition to the team to support our ongoing corporate leadership and growth. In his analyst coverage of Eupraxia, he developed a deep understanding of our science, business and growth opportunity enabling a strong strategic approach to our development. Dr Malone is a dedicated, innovative and passionate leader who has been at the forefront of our highly successful R&D initiatives since Eupraxia’s inception. We are excited to have her apply her considerable skillset to our business operations as a whole.”

Background on Amanda Malone

Dr. Malone co-founded Eupraxia with Dr. Helliwell in 2012 and built Eupraxia’s research, manufacturing, quality, non-clinical, regulatory, intellectual property and clinical functions. She is listed as inventor on six patent families that have resulted in more than 70 patents and patent applications.

Under Dr. Malone’s leadership, the Company delivered a successful and potentially pivotal phase 2 study in osteoarthritis and launched a second clinical development program in eosinophilic esophagitis (“EoE”). Her expanded duties include developing management strategies to support operational excellence, resource management, and cross-functional collaboration to drive the organization's business.

Dr. Malone previously served as COO for Auritec Pharmaceuticals, a biotechnology company specializing in complex drug delivery systems. She holds a PhD in Bioengineering from Stanford University where she received several academic distinctions including the Stanford BioX Fellowship and a National Science Foundation Fellowship.

Background on Rahul Sarugaser

Over the past 20 years, Dr. Sarugaser has held progressively senior roles in the capital markets and healthcare sector, and was most recently Managing Director, Equity Research, Biotech & Medtech with Raymond James, where he actively covered Eupraxia.

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Prior to that, he was an equities analyst with Paradigm Capital. Previously, he was Director, Business Development for the Centre for Commercialization of Regenerative Medicine, a Canadian not-for-profit supporting the commercialization of regenerative medicine-based technologies and cell and gene therapies with strategic funding, dedicated infrastructure and specialized business and scientific expertise.

Dr. Sarugaser holds a PhD in Biomedical Engineering from the University of Toronto and an MBA from the University of Oxford.

About Eupraxia Pharmaceuticals Inc.

Eupraxia is a clinical-stage biotechnology company focused on the development of locally delivered, extended-release products that have the potential to address therapeutic areas with high unmet medical need. DiffuSphere™, a proprietary, polymer-based micro-sphere technology, is designed to facilitate targeted drug delivery of both existing and novel drugs. The technology is designed to support extended duration of effect and delivery of drugs in a hyper-localized fashion, targeting only the tissues that physicians are wanting to treat. We believe the potential for fewer adverse events may be achieved through the precision targeting and the stable and flat delivery of the active ingredient when using the DiffuSphere™ technology, versus the peaks and troughs seen with more traditional drug delivery methods. The precision of Eupraxia’s DiffuSphere™ technology platform has the potential to augment and transform existing FDA-approved drugs to improve their safety, tolerability, efficacy and duration of effect. The potential uses in therapeutic areas may go beyond pain and inflammatory gastrointestinal disease, where Eupraxia currently is developing advanced treatments, to also be applicable in oncology, infectious disease and other critical disease areas.

Eupraxia’s EP-104GI is currently in a Phase 1b/2a trial, the RESOLVE trial, for the treatment of EoE. EP-104GI is administered as an injection into the esophageal wall, providing local delivery of drug. This is a unique treatment approach for EoE. Eupraxia also recently completed a Phase 2b clinical trial (SPRINGBOARD) of EP-104IAR for the treatment of pain due to knee osteoarthritis. The trial met its primary endpoint and three of the four secondary endpoints. In addition, Eupraxia is developing a pipeline of later and earlier-stage long-acting formulations. Potential pipeline indications include candidates for other inflammatory joint indications and oncology, each designed to improve on the activity and tolerability of currently approved drugs. For further details about Eupraxia, please visit the Company's website atwww.eupraxiapharma.com.

Notice Regarding Forward-looking Statements and Information

This news release includes forward-looking statements and forward-looking information within the meaning of applicable securities laws. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "is expected", "expects", “suggests”, "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes", "potential" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements in this news release include statements regarding the anticipated activities and contributions of Drs. Malone and Sarugaser as members of the Company’s senior leadership team; the Company's product candidates, including expected benefits to patients with respect to safety, efficacy, duration and tolerability; the Company's product candidates, including expected benefits to patients; the results gathered from studies and trials of Eupraxia's product candidates; the potential for the Company's technology to impact the drug delivery process; potential market opportunity for the Company’s products, and potential pipeline indications.

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Such statements and information are based on the current expectations of Eupraxia's management, and are based on assumptions, including but not limited to: future research and development plans for the Company proceeding substantially as currently envisioned; industry growth trends, including with respect to projected and actual industry sales; the Company's ability to obtain positive results from the Company's research and development activities, including clinical trials; and the Company's ability to protect patents and proprietary rights. Although Eupraxia's management believes that the assumptions underlying these statements and information are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Eupraxia, including, but not limited to: risks and uncertainties related to the Company's limited operating history; the Company's novel technology with uncertain market acceptance; if the Company breaches any of the agreements under which it licenses rights to its product candidates or technology from third parties, the Company could lose license rights that are important to its business; the Company's current license agreement may not provide an adequate remedy for its breach by the licensor; the Company's technology may not be successful for its intended use; the Company's future technology will require regulatory approval, which is costly and the Company may not be able to obtain it; the Company may fail to obtain regulatory approvals or only obtain approvals for limited uses or indications; the Company's clinical trials may fail to demonstrate adequately the safety and efficacy of our product candidates at any stage of clinical development; the Company may be required to suspend or discontinue clinical trials due to side effects or other safety risks; the Company completely relies on third parties to provide supplies and inputs required for its products and services; the Company relies on external contract research organizations to provide clinical and non-clinical research services; the Company may not be able to successfully execute its business strategy; the Company will require additional financing, which may not be available; any therapeutics the Company develops will be subject to extensive, lengthy and uncertain regulatory requirements, which could adversely affect the Company's ability to obtain regulatory approval in a timely manner, or at all; the impact of health pandemics or epidemics on the Company's operations; the Company's restatement of its consolidated financial statements, which may lead to additional risks and uncertainties, including loss of investor confidence and negative impacts on the Company's common share price; and other risks and uncertainties described in more detail in Eupraxia's public filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov). Although Eupraxia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and information speak only as of the date on which they are made and Eupraxia undertakes no obligation to publicly update or revise any forward-looking statement or information, whether as a result of new information, future events or otherwise.

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For investor and media inquiries, please contact:

Danielle Egan, Eupraxia Pharmaceuticals Inc.
778.401.3302

degan@eupraxiapharma.com

or

Adam Peeler, on behalf of:

Eupraxia Pharmaceuticals Inc.

416.427.1235

adam.peeler@loderockadvisors.com

SOURCE Eupraxia Pharmaceuticals Inc.

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